Exhibit 21.1

SUBSIDIARIES OF SURFECT HOLDINGS, INC.

The table below sets forth all subsidiaries of Surfect Holdings, Inc. and the state or other jurisdiction of incorporation of each subsidiary.

State of
Subsidiary	Incorporation
Surfect Technologies, Inc.(1)	DE

(1)  Wholly-owned subsidiary of Surfect Holdings, Inc.